Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Crosstex Energy, Inc.:

We consent to the incorporation by reference in the registration statements No. 333-114014, 333-141024, 333-159139 and 333-188680 on Forms S-8 of Crosstex Energy, Inc. of our report dated February 28, 2014, with respect to the consolidated balance sheets of Crosstex Energy, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2013, the accompanying financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 10-K of Crosstex Energy, Inc.

/s/ KPMG LLP

Dallas, Texas
February 28, 2014